September 8, 2008

Song P. Brandon, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Insys Therapeutics, Inc.
Withdrawal of Registration Statement on Form S-1 (File No. 333-145552)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Insys Therapeutics, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-145552), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on August 17, 2007.

The Registrant has determined not to pursue the initial public offering to which the Registration Statement relates at this time. The initial public offering would have been a discretionary financing for the Registrant. The terms currently obtainable in the public marketplace are not sufficiently attractive to the Registrant to warrant proceeding with the public offering.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement. Pursuant to Rule 477(c), the Registrant advises the Commission that it may, upon consideration of its financing and strategic options, undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Insys Therapeutics, Inc., 10220 South 51st Street, Suite 2, Phoenix, AZ 85044, facsimile number (602) 910-2627, with a copy to the Company’s counsel, Cooley Godward Kronish LLP, Attn: Charles S. Kim, 4401 Eastgate Mall, San Diego, California 92121, facsimile number (858) 550-6420.

If you have any questions with respect to this matter, please contact Charles S. Kim of Cooley Godward Kronish LLP at (858) 550-6049.

Sincerely,

INSYS THERAPEUTICS, INC.

/s/ Michael L. Babich
MICHAEL L. BABICH PRESIDENT AND CHIEF OPERATING OFFICER

10220 South 51st Street Suite #2 Phoenix, AZ 85044-5231	mbabich@insysrx.com www.insystherapeutics.com	Phone: (602) 910-2617 x9021 Fax: (480) 905-1839